Exhibit 99

UNILEVER RESULTS FIRST QUARTER 2005

In competitive markets, first quarter business performance shows signs of progress.

FINANCIAL HIGHLIGHTS

(unaudited)

€ million	First Quarter 2005

	Current rates	Current rates	Constant rates
Turnover	9 266	2%	4%
Operating profit	1 416	8%	9%
Pre-tax profit	1 282	9%	10%
Net profit attributable to shareholders’ equity	934	24%	25%

EPS NV (Euros)	0.96	25%	26%
EPS PLC (Euro cents)	14.44	25%	26%

KEY FEATURES OF THE QUARTER

•	Underlying sales grew by 6%, benefiting from additional calendar days in the quarter.

•	Aggregate market shares are stabilising.

•	Operating margin was 15.3% and included €73 million from profits on disposals.

•	Earnings per share benefited from one-off movements in tax and net restructuring.

CHIEF EXECUTIVE’S COMMENT

We are making progress on the plans to improve top line performance. The first stage was a step-up in market competitiveness, starting from the fourth quarter of last year. I am encouraged that we have had two consecutive quarters of growth and that aggregate market shares are now stabilising.

Our actions in the market place are now being supported by the transition to the new organisation announced in February, which is proceeding well.

This year we expect market conditions to remain very challenging in Europe, and margins to continue to be under pressure from increased input costs. However, performance in developing and emerging markets was better, and here the outlook is more promising.

Against this background, we will ensure our brands are competitive in their markets while continuing to drive cost efficiency. At the same time we remain focused on our priorities. These are: regaining momentum in Europe, building on our strengths in global personal care and developing and emerging markets; as well as innovation which addresses the Vitality needs of our consumers.

Patrick Cescau

Group Chief Executive

6 May 2005

Unilever has adopted IFRS – the new international accounting standards. These apply to both the prior year comparators and the current year results. In addition, the financial statements are now shown only at current exchange rates, while percentage changes are shown at both current and constant exchange rates to facilitate comparison. Further information on the impact of IFRS can be found on page 9 and on the Unilever web site at www.unilever.com/ourcompany/investorcentre/.

In the following commentary sales growth is stated on an underlying basis at constant exchange rates and excluding the effects of acquisitions and disposals. Turnover includes the impact of exchange rates and acquisitions and disposals.

Unilever uses ‘constant rate’ and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. Unilever believes that such measures provide additional information for shareholders on underlying business performance trends. Such measures are not defined under IFRS or US GAAP and are not intended to be a substitute for GAAP measures of turnover and profit.

FIRST QUARTER FINANCIAL RESULTS

Underlying sales grew by 6%, entirely coming from volume. This includes the impact of an additional 5 days in the quarter, which varies by region. We estimate that, at the group level, calendar effects contributed about 4% to growth.

Turnover was 2.3% ahead, with the underlying sales growth partly offset by a negative 2.1% from disposals and a negative 1.6% from currency movements.

Operating margin was 15.3%, an increase of 0.8 percentage points. There was a gain in the quarter of €73 million from profits on disposals, mainly in Europe and South Africa. Gross restructuring costs were also substantially lower than last year. These effects, together with the benefits of savings programmes, more than offset higher input costs and increased investment in market competitiveness.

Operating profit increased by 8% (9% at constant exchange rates).

Net financing costs were 3% lower.

The tax rate in the quarter was 23% and included 6 percentage points benefit to the rate from non-recurring items including the conclusion of past tax audits.

Earnings per share increased by 25% benefiting from the non-recurring items in tax which contributed 8% to EPS, and from the favourable movement in net restructuring charges.

CASH FLOW

Net cash flow from operating activities, which is net of tax payments, was €0.5 billion, a decrease of €0.2 billion on 2004. The increase in operating profit was more than offset by higher seasonal outflows of working capital, principally due to calendar effects, and by higher payments for restructuring costs and tax.

During the period there was a net increase in cash and cash equivalents of €132 million.

BALANCE SHEET

Goodwill and intangible assets increased by €0.3 billion, through currency movements. Trade receivables and inventories both increased reflecting calendar effects and build-up ahead of the ice cream season.

Closing net debt was €10.1 billion, a reduction of €1.1 billion from the 1 January 2005 opening position. €1.4 billion of the reduction relates to the conversion of the €0.05 preference shares, offset by €0.5 billion from adverse currency movements.

Total equity increased by €2.3 billion from the 1 January 2005 opening position. Net profits added €1.0 billion and currency retranslation €0.1 billion. Treasury stock, which is deducted from equity, was used for the conversion of the €0.05 preference shares. This had the effect of reducing borrowings by €1.4 billion and increasing equity by the same amount. Subsequent purchases of treasury stock during the quarter reduced equity by €0.2 billion. Future share purchases to replenish the treasury stock used in the conversion will further offset the increase in equity.

FIRST QUARTER PERFORMANCE BY REGION

EUROPE

Market conditions remain difficult through much of Western Europe. Competition is intense between retailers as well as between manufacturers and pricing is under pressure.

On a like-for-like calendar basis, underlying sales declined by about 2%, including the effect of lower pricing as we took action to improve competitiveness. There were some encouraging signs of progress: we have gained share in most foods categories compared with the end of last year and ice cream benefited from a good uptake in the trade for new products.

It was a difficult quarter in home and personal care, largely due to the UK. While some of this stems from the difficult market environment, we have also lost market share. Action is being taken and, with a stronger innovation programme this year, we expect to see a gradual improvement.

Elsewhere in Western Europe performance was mixed. In France, sales of home and personal care categories held up well, however foods categories were weaker. By contrast, in the other major markets we saw a better performance in our foods businesses.

Eastern Europe, and Russia in particular, continued to show strong, volume driven growth across categories.

The pro.activ range of Flora/Becel was further extended to include yoghurt drinks. In the Netherlands and Belgium we launched Knorr Vie shots which provide at least half the daily recommended intake of fruit and vegetables.

Magnum 5 senses ice creams were introduced while in frozen foods the brand relaunch is underway in all countries, and supports innovation which is focused on convenience products with fresh, natural ingredients.

The first quarter saw the introduction of Sunsilk hair styling products, Dove ‘silk dry’ deodorant and new body wash variants.

Operating margin, at 16.4%, was 1.1 percentage points ahead of last year, boosted by profits on disposals. Savings programmes and improved mix fully offset the impact of lower prices.

THE AMERICAS

There was a modest pick-up in market growth in most categories in the US, while consumption in the majority of Latin American countries is buoyant.

On a like-for-like calendar basis our underlying sales grew by about 4%.

Performance was strong across most foods categories and aggregate shares in foods were slightly up. However, the weight management market has contracted rapidly and, while Slim.Fast continued to gain some share, sales of the brand were sharply lower than last year.

We are further refreshing the Slim.Fast Optima product range and are also introducing the first in a new range of high protein shakes and meal bars.

There was an encouraging return to like-for-like sales growth in home and personal care categories in the US driven by deodorants, hair care and personal wash. Skin care and laundry are both very active markets with intense competition and our market shares are down in both. Prestige grew well, continuing the progress made in the second half of 2004.

Mexico, Chile and Argentina all showed strong volume growth while sales in Brazil were in line with a very strong quarter in the previous year. In these countries the personal care and savoury and dressings brands continue to perform particularly well.

In the US Country Crock side dishes and Bertolli frozen meals have both been rolled out nationally. New ice cream products include Breyers ranges that further build on the ‘healthy’ platform; Cal Smart, Sugar Smart and Heart Smart.

Dove in the US has extended from its position in shampoo into hair styling, and we launched ‘all’ laundry detergent with softening.

In Latin America we introduced new flavours and ‘light’ varieties of the AdeS soy based nutritional drink. In Mexico and Argentina, new flavours of Knorr soups address traditional habits, and Hellmann’s cholesterol free mayonnaise, already succesful in Chile, has been brought to Mexico.

In hair care, Sunsilk Guarana is being rolled out in Brazil, Andina and Argentina. Rexona ‘teens’ deodorant complements the existing products for men and women and Rexona antibacterial soap bar has been extended from Argentina into Brazil.

The operating margin at 15.2% was 0.2 percentage points higher than last year. Savings programmes and lower restructuring costs more than offset the impact of higher input costs and an increase in marketing investment.

ASIA/AFRICA

Consumption overall continues to grow well, despite a weaker economy in Japan and still modest economic growth in South Africa.

On a like-for-like calendar basis, underlying sales grew by about 7%.

There was widespread growth across South East Asia, with succesful innovations in hair care and good progress in savoury products.

India had its strongest quarterly growth in over two years, unaffected by the calendar change and following a robust response to the earlier increase in competition. In laundry, market shares have been maintained and we started to regain share in hair care through innovation and increased support. In Japan, where competition has also been intense, like-for-like sales were in line with last year.

Turkey and West Africa both performed well, while Arabia saw a good recovery in sales of Lipton teas.

A strong innovation programme for hair care in India includes new products for the Clinic range in family health and anti-dandruff positions and Sunsilk ‘Fresh and Cool’ for sticky hair. Following the relaunch of Lux super rich in Japan towards the end of last year, Lux styling has now also been relaunched.

Lipton herbal teas have been introduced to Turkey and China, where we have also launched Lipton milk tea. In Turkey the main spreads brands, Rama and Sana, now include olive oil versions.

The operating margin, at 13.4%, was 0.7 percentage points higher than last year largely through profits on disposals and lower restructuring charges.

SAFE HARBOUR STATEMENT: This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘expects’, ‘anticipates’, ‘intends’ or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report and Accounts on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

CONDENSED INTERIM FINANCIAL STATEMENTS

INCOME STATEMENT
(unaudited)

€ million	First Quarter

	2005	2004	Increase/ (Decrease)
			Current rates	Constant rates

Turnover	9 266	9 061	2%	4%

Operating profit	1 416	1 316	8%	9%

Finance income	97	86
Finance costs	(234)	(225)
Other finance income/(costs) – pensions and similar obligations	(16)	(19)
Share in net profit of joint ventures	10	9
Share in net profit of associates	—	1
Other income from non-current investments	9	13

Profit before taxation	1 282	1 181	9%	10%

Taxation	(301)	(379)

Net profit for the period	981	802	22%	24%

Attributable to:
Minority interests	47	49
Shareholders’ equity	934	753	24%	25%

Combined earnings per share
Per € 0.51 ordinary NV share (Euros)	0.96	0.77	25%	26%
Per 1.4p ordinary PLC share (Euro cents)	14.44	11.58	25%	26%

Per € 0.51 ordinary NV share – diluted (Euros)	0.93	0.74	26%	27%
Per 1.4p ordinary PLC share – diluted (Euro cents)	13.94	11.13	25%	27%

STATEMENT OF RECOGNISED INCOME AND EXPENSE
(unaudited)

€ million	First Quarter

	2005	2004

Fair value gains/(losses) on financial instruments and cash flow hedges net of tax	16	n/a
Actuarial gains/(losses) on pension schemes net of tax	(3)	32
Currency retranslation gains/(losses) net of tax	123	77

Net income/(expense) recognised directly in equity	136	109

Net profit for the period	981	802

Total recognised income and expense for the period	1 117	911

Attributable to:
Minority interests	67	67
Shareholders’ equity	1 050	844

BALANCE SHEET
(unaudited)

€ million	As at 2 April 2005	As at 31 December 2004	As at 27 March 2004

Non current assets
Goodwill and intangible assets	17 346	17 018	18 990
Property, plant and equipment	6 231	6 181	6 653
Pension asset for funded schemes in surplus	696	625	830
Deferred tax assets	1 533	1 491	1 181
Other non-current assets	1 582	1 064	1 023

Total non-current assets	27 388	26 379	28 677

Assets held for sale	156	n/a	n/a

Current assets
Inventories	4 112	3 756	4 504
Trade and other receivables due within one year	4 616	4 131	5 313
Financial assets	334	1 013	1 338
Cash and cash equivalents	1 721	1 590	2 239

Total current assets	10 783	10 490	13 394

Current liabilities
Borrowings due within one year	(5 462)	(5 155)	(7 485)
Trade payables and other current liabilities	(8 234)	(8 232)	(9 022)

Total current liabilities	(13 696)	(13 387)	(16 507)

Net current assets/(liabilities)	(2 913)	(2 897)	(3 113)

Total assets less current liabilities	24 631	23 482	25 564

Non-current liabilities
Borrowings due after one year	7 062	6 893	8 659
Pension liability for funded schemes in deficit	2 363	2 291	2 462
Pension liability for unfunded schemes	3 906	3 788	3 683
Deferred tax liabilities	798	740	1 141
Restructuring and other provisions	1 325	1 364	850
Other non-current liabilities	713	717	759

Total non-current liabilities	16 167	15 793	17 554

Liabilities held for sale	9	n/a	n/a

Equity
Shareholders’ equity	8 041	7 324	7 532
Minority interests	414	365	478

Total equity	8 455	7 689	8 010

Total capital employed	24 631	23 482	25 564

MOVEMENTS IN EQUITY
(unaudited)

€ million	First Quarter

	2005	2004

Equity at 31 December 2004	7 689	n/a
IFRS transition adjustment for financial instruments (including preference shares)	(1 564)	n/a

Equity at 1 January	6 125	7 241
Total recognised income and expense for the period	1 117	911
Dividends	—	(5)
Conversion of preference shares	1 380	—
Purchase/sale of treasury stock	(158)	(139)
Share option credit	41	56
Dividends paid to minority shareholders	(22)	(24)
Currency retranslation gains/(losses) net of tax	(28)	(26)
Other movements in equity	—	(4)

Equity at the end of the period	8 455	8 010

CASH FLOW STATEMENT
(unaudited)

€ million	First Quarter

	2005	2004

Operating activities
Cash flow from operating activities	779	961
Income tax paid	(308)	(241)

Net cash flow from operating activities	471	720

Investing activities
Interest received	42	11
Net capital expenditure	(182)	(170)
Acquisitions and disposals	101	(88)
Other investing activities	210	(79)

Net cash flow from/(used in) investing activities	171	(326)

Financing activities
Dividends paid on ordinary share capital	(2)	—
Interest and preference dividends paid	(115)	(107)
Change in borrowings and finance leases	(214)	229
Purchase of own shares	(158)	(120)
Other financing activities	(21)	(15)

Net cash flow from/(used in) financing activities	(510)	(13)

Net increase/(decrease) in cash and cash equivalents	132	381

Cash and cash equivalents at the beginning of the year	1 406	1 428

Effect of foreign exchange rate changes	(23)	131

Cash and cash equivalents at the end of period	1 515	1 940

ANALYSIS OF NET DEBT
(unaudited)

€ million	As at 2 April 2005	As at 1 January 2005

Cash and cash equivalents as per cash flow statement	1 515	1 406
Add: bank overdrafts deducted therein	206	184
Less: cash in assets held for disposal	—	(8)

Cash and cash equivalents as per balance sheet	1 721	1 582
Financial assets	334	533
Borrowings due within one year	(5 462)	(6 448)
Borrowings due after one year	(7 062)	(7 221)
Derivatives and finance leases included in other receivables and other liabilities	332	369

Net debt at the end of the period	(10 137)	(11 185)

GEOGRAPHICAL ANALYSIS
(unaudited)

First Quarter

€ million	Europe	Americas	Asia/Africa	Total

Turnover
2004	3 885	2 925	2 251	9 061
2005	3 932	3 004	2 330	9 266
Change	1.2%	2.7%	3.5%	2.3%
Impact of:
Exchange rates	0.3%	(2.5)%	(3.5)%	(1.6)%
Acquisitions	0.2%	0.1%	0.0%	0.1%
Disposals	(2.4)%	(1.5)%	(2.5)%	(2.1)%
Underlying sales growth	3.1%	6.8%	10.1%	6.0%
Price	(1.0)%	0.7%	0.7%	0.0%
Volume	4.2%	6.1%	9.3%	6.1%

Operating profit
2004	592	438	286	1 316
2005	646	458	312	1 416
Change current rates	8.9%	4.7%	9.1%	7.6%
Change constant rates	8.7%	7.2%	13.9%	9.3%

Operating margin
2004	15.3%	15.0%	12.7%	14.5%
2005	16.4%	15.2%	13.4%	15.3%

CATEGORY ANALYSIS
(unaudited)

First Quarter

€ million	Savoury and dressings	Spreads and cooking products	Beverages	Ice cream and frozen foods	Foods	Personal care	Home care and other	Home and personal Care	Total

Turnover
2004	1 889	1 040	733	1 316	4 978	2 375	1 708	4 083	9 061
2005	1 965	1 057	714	1 357	5 093	2 499	1 674	4 173	9 266
Change	4.0%	1.6%	(2.5)%	3.1%	2.3%	5.2%	(2.0)%	2.2%	2.3%
Impact of:
Exchange rates	(0.8)%	(0.3)%	(2.4)%	(1.4)%	(1.1)%	(2.7)%	(1.5)%	(2.2)%	(1.6)%
Acquisitions	0.0%	0.0%	0.0%	0.6%	0.2%	0.1%	0.0%	0.0%	0.1%
Disposals	(1.6)%	(6.7)%	(1.1)%	(2.4)%	(2.8)%	(0.7)%	(2.1)%	(1.3)%	(2.1)%
Underlying sales growth	6.6%	9.3%	0.9%	6.5%	6.2%	8.8%	1.6%	5.8%	6.0%

Operating profit
2004	313	170	92	98	673	385	258	643	1 316
2005	366	212	91	89	758	461	197	658	1 416
Change current rates	17.1%	25.0%	(2.4)%	(8.4)%	12.7%	19.4%	(23.6)%	2.2%	7.6%
Change constant rates	17.9%	25.7%	(0.1)%	(6.7)%	13.8%	23.4%	(23.2)%	4.7%	9.3%

Operating margin
2004	16.5%	16.3%	12.6%	7.4%	13.5%	16.3%	15.1%	15.8%	14.5%
2005	18.6%	20.1%	12.7%	6.6%	14.9%	18.4%	11.8%	15.8%	15.3%

NOTES

(unaudited)

Adoption of IFRS

Unilever adopted International Financial Reporting Standards (IFRS) with effect from 1 January 2005. Our transition date is 1 January 2004 as this is the start date of the earliest period for which we will present full comparative information under IFRS in our 2005 Annual Report and Accounts.

These interim financial statements have been prepared in accordance with IAS 34. The financial information is prepared under the historical cost convention as modified by the revaluation of biological assets, financial assets ‘available-for-sale investments’ and ‘at fair value through profit or loss’, and derivatives.

IFRS 1 mandates that most IFRS are applied fully retrospectively, meaning that the opening balance sheet at 1 January 2004 is restated as if those accounting policies had always been applied. There are certain limited exemptions to this requirement. A reconciliation from old GAAP to IFRS of the balance sheet as per 27 March 2004 and the income statement for the period then ended is given on page 10 and 11. A more detailed review of the changes to our accounting policies and a reconciliation of financial statements from old GAAP to IFRS is available on our website at www.unilever.com/ourcompany/investorcentre/.

From 1 January 2005 Unilever implemented the following additional changes in accounting policies. These changes are applied prospectively from 1 January 2005 and therefore do not affect the 2004 comparative information.

Financial instruments (including preference shares)

From 1 January 2005 Unilever applies IAS 32 and IAS 39. These standards have many detailed consequences, however the key areas of impact for Unilever are described below.

Under IAS 32, Unilever must present the NV preference share capital as a liability rather than as part of equity. All of the dividends paid on these preference shares are recognised in the income statement as interest expense. The carrying value of the preferential share capital of NV as at 1 January 2005 was €1 502 million.

IAS 39 requires certain non-derivative financial assets to be held at fair value with unrealised movements in fair value recognised directly in equity. Non-derivative financial liabilities continue to be measured at amortised cost, unless they form part of a fair value hedge accounting relationship when they are measured at amortised cost plus the fair value of the hedged risk.

IAS 39 requires recognition of all derivative financial instruments on the balance sheet and that they are measured at fair value. The standard also places significant restrictions on the use of hedge accounting and changes the hedge accounting methodology. As a result Unilever recognises all derivative financial instruments on balance sheet at fair value and applies the new hedge accounting methodology to all significant qualifying hedging relationships.

Non-current assets and asset groups held for disposal

Application of IFRS 5 has resulted in reclassifications of non-current assets and asset groups held for disposal in the balance sheet as at 1 January 2005. It does not significantly affect the asset values themselves.

Turnover definition

From 1 January 2005 Unilever changed its treatment of promotional couponing and trade communications. From 1 January 2005 these costs are deducted from turnover together with other trade promotion costs which are already deducted from turnover. Comparatives have been restated to reflect this change, which has no impact on operating profit or net profit.

Preference shares

On 15 February 2005 after close of trading NV converted part of the notional value of the € 0.05* cumulative preference shares into NV ordinary shares. Upon conversion the holders of the preference shares received one NV ordinary share for every 11.2 preference shares held. This resulted in a total of 18 881 587 NV ordinary shares being transferred to the preference shareholders. These NV ordinary shares had previously been held as treasury shares by NV. As a consequence of the conversion, the notional value of the shares was reduced to €0.05*. A proposal will be put to the Annual General Meeting of NV on 10 May 2005 to cancel the preference shares upon repayment of the notional value in accordance with NV’s articles of Association.

Acquisitions and Disposals

In December 2004 Unilever announced the restructuring of its Portuguese foods business. The deal was subject to regulatory approval and was completed at the end of March. Before the restructuring Unilever Portugal held a 40% stake in the FimaVG foods business, a joint venture with Jerónimo Martins Group, in addition to its wholly owned Bestfoods business acquired in 2000. As a result of the deal the two foods businesses – FimaVG and Unilever Bestfoods Portugal – were unified and the joint venture stakes re-balanced so that Unilever now holds 49% of the combined foods business and Jerónimo Martins Group 51%.

Exchange rate conventions

The income statement and statement of recognised income and expense on page 5, the movements in equity on page 6 and the cash flow statement on page 7 are translated at rates current in each period.

The balance sheet on page 6 is translated at period-end rates of exchange.

Supplementary information in US dollars and sterling is available on our website at www.unilever.com/ourcompany/investorcentre/.

Reconciliation of profit for the first quarter ended 27 March 2004
(unaudited)

	Previously reported under old GAAP	Goodwill and indefinite lived intangible assets	Software	Biological assets	Pensions and similar obligations	Deferred tax restatement effect	Tax reclassifying effect	Joint ventures and associates	Dividends	Other	Total effect of transition to IFRS	Change relating to turnover definition	Restated under IFRS
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Turnover	9 357	—	—	—	—	—	—	(43)	—	—	(43)	(253)	9 061

Turnover of joint ventures	(43)	—	—	—	—	—	—	43	—	—	43	—	—

Operating costs	(8 267)	259	12	(2)	—	—	—	—	—	—	269	253	(7 745)

Share of operating profit of joint ventures	10	—	—	—	—	—	—	(10)	—	—	(10)	—	—

Operating profit/(loss)	1 057	259	12	(2)	—	—	—	(10)	—	—	259	—	1 316

Share of operating profit of associates	9	2	—	—	—	—	—	(11)	—	—	(9)	—	—
Finance costs	(151)	—	—	—	—	—	—	12	—	—	12	—	(139)
Other finance income/(cost) – pensions and similar obligations	(20)	—	—	—	1	—	—	—	—	—	1	—	(19)
Share of net profit of joint ventures	—	—	—	—	—	—	—	9	—	—	9	—	9
Share of net profit of associates	—	—	—	—	—	—	—	1	—	—	1	—	1
Income from other non-current investments	2	—	—	—	11	—	—	—	—	—	11	—	13

Profit/(loss) before taxation	897	261	12	(2)	12	—	—	1	—	—	284	—	1 181

Taxation	(333)	(14)	(3)	—	(4)	(24)	—	(1)	—	—	(46)	—	(379)

Profit/(loss) for the period	564	247	9	(2)	8	(24)	—	—	—	—	238	—	802

Attributable to:
Minority interests	49	1	—	(1)	—	—	—	—	—	—	—	—	49
Shareholders’ equity	515	246	9	(1)	8	(24)	—	—	—	—	238	—	753

Reconciliation of equity at 27 March 2004
(unaudited)

	Previously reported under old GAAP	Goodwill and indefinite lived intangible assets	Software	Biological assets	Pensions and similar obligations	Deferred tax restatement effect	Tax reclassifying effect	Joint ventures and associates	Dividends	Other	Total effect of transition to IFRS	Restated under IFRS
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Non-current assets
Goodwill	13 556	209	—	—	—	—	—	—	—	—	209	13 765
Intangible assets	4 276	833	116	—	—	—	—	—	—	—	949	5 225
Property, plant and equipment	6 750	—	—	(40)	—	—	—	—	—	(57)	(97)	6 653
Biological assets	—	—	—	27	—	—	—	—	—	—	27	27
Joint ventures and associates	61	—	—	—	—	—	—	—	—	—	—	61
Other non-current investments	150	—	—	—	194	—	—	—	—	380	574	724
Pension asset for funded schemes in surplus	574	—	—	—	(49)	—	305	—	—	—	256	830
Trade and other receivables due after more than one year	764	—	—	—	—	—	(610)	—	—	57	(553)	211
Deferred tax assets	—	—	—	—	—	—	1 181	—	—	—	1 181	1 181

Total non-current assets	26 131	1 042	116	(13)	145	—	876	—	—	380	2 546	28 677

Current assets
Inventories	4 505	—	—	—	—	—	—	—	—	(1)	(1)	4 504
Trade and other receivables due within one year	5 692	—	—	—	—	—	—	—	—	(379)	(379)	5 313
Financial assets	1 230	—	—	—	—	—	—	—	—	108	108	1 338
Cash and cash equivalents	2 347	—	—	—	—	—	—	—	—	(108)	(108)	2 239

Total current assets	13 774	—	—	—	—	—	—	—	—	(380)	(380)	13 394

Current liabilities
Creditors due within one year	(17 654)	—	—	—	—	—	873	—	1 147	—	2 020	(15 634)
Borrowings	(7 485)	—	—	—	—	—	—	—	—	—	—	(7 485)
Trade and other payables	(10 169)	—	—	—	—	—	873	—	1 147	—	2 020	(8 149)
Current tax liabilities	—	—	—	—	—	—	(873)	—	—	—	(873)	(873)

Net current assets/(liabilities)	(3 880)	—	—	—	—	—	—	—	1 147	(380)	767	(3 113)

Total assets less current liabilities	22 251	1 042	116	(13)	145	—	876	—	1 147	—	3 313	25 564

Non-current liabilities
Creditors due after more than one year	9 418	—	—	—	—	—	—	—	—	—	—	9 418
Borrowings	8 659	—	—	—	—	—	—	—	—	—	—	8 659
Trade and other payables	759	—	—	—	—	—	—	—	—	—	—	759
Provisions for liabilities and charges (excluding pensions and similar obligations)	852	(2)	—	—	—	—	—	—	—	—	(2)	850
Restructuring and other provisions	824	—	—	—	—	—	—	—	—	—	—	824
Interest in associates	28	(2)	—	—	—	—	—	—	—	—	(2)	26
Liabilities for pensions and similar obligations	4 407	—	—	—	179	—	1 559	—	—	—	1 738	6 145
Pension liability for funded schemes in deficit	1 709	—	—	—	14	—	739	—	—	—	753	2 462
Pension liability for unfunded schemes	2 698	—	—	—	165	—	820	—	—	—	985	3 683
Deferred tax liabilities	693	(6)	37	(1)	(10)	1 111	(683)	—	—	—	448	1 141

Total non-current liabilities	15 370	(8)	37	(1)	169	1 111	876	—	—	—	2 184	17 554

Shareholders’ equity
Called up share capital	642	—	—	—	—	—	—	—	—	—	—	642
Share premium account	1 537	—	—	—	—	—	—	—	—	—	—	1 537
Other reserves	(2 613)	—	—	—	—	—	—	—	—	—	—	(2 613)
Retained profit	6 835	1 049	79	(9)	(24)	(1 111)	—	—	1 147	—	1 131	7 966

Total shareholders’ equity	6 401	1 049	79	(9)	(24)	(1 111)	—	—	1 147	—	1 131	7 532
Minority interests	480	1	—	(3)	—	—	—	—	—	—	(2)	478

Total equity	6 881	1 050	79	(12)	(24)	(1 111)	—	—	1 147	—	1 129	8 010

Total capital employed	22 251	1 042	116	(13)	145	—	876	—	1 147	—	3 313	25 564

EARNINGS PER SHARE

Combined earnings per share

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held to meet options granted under various employee share plans.

The number of combined share units is calculated from the underlying NV and PLC shares using the exchange rate of £ 1 = € 5.445, in accordance with the Equalisation Agreement. This number (expressed in terms of NV shares) increased from 962 million at the start of the year to 979 million at the end of the first quarter (6 412 million to 6 525 million in terms of PLC shares) following the conversion of the €0.05 preference shares in February. The number is expected to reduce as we replenish treasury stock.

The calculations of diluted earnings per share are based on (i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust; (ii) conversion of the € 0.05* NV preference shares; (iii) the exercise of share options by employees.

*	This amount is a representation in Euros on the basis of Article 67c Book 2 of the Dutch Civil Code, rounded to two decimal places, of underlying Dutch guilders, as these have not been converted into Euros in Unilever N.V.’s Articles of Association.

Earnings per share for the first quarter

	2005	2004

	Thousands of units
Combined EPS
Average number of combined share units of € 0.51	970 260	966 182
Average number of combined share units of 1.4p	6 468 403	6 441 217

	€ million

Net profit attributable to shareholders’ equity	934	753
Less preference dividends	n/a	(7)

Net profit attributable to shareholders’ equity for basic earnings per share calculation	934	746

Combined EPS per € 0.51 (Euros)	0.96	0.77
Combined EPS per 1.4p (Euro cents)	14.44	11.58

	Thousands of units
Combined EPS – Diluted
Adjusted average number of combined share units of € 0.51	1 007 820	1 012 542
Adjusted average number of combined share units of 1.4p	6 718 801	6 750 283

	€ million

Adjusted net profit attributable to shareholders’ equity	937	751

Combined diluted EPS per € 0.51 (Euros)	0.93	0.74
Combined diluted EPS per 1.4p (Euro cents)	13.94	11.13

Combined EPS – American shares
Combined EPS per € 0.51 NV – New York Share	$1.26	$0.97
Combined EPS per 5.6p PLC – American Depositary Receipt	$0.76	$0.58

Combined diluted EPS per € 0.51 NV – New York Share	$1.22	$0.93
Combined diluted EPS per 5.6p PLC – American Depositary Receipt	$0.73	$0.56

DATES

The results for the second quarter and for the first half-year 2005 will be published on 4 August 2005.

ENQUIRIES: UNILEVER PRESS OFFICE
+44 (0) 20 7822 6805/6010

Internet: www.unilever.com
E-mail: press-office.london@unilever.com

6 May 2005